October 22, 2018

J.P. Morgan Exchange-Traded Fund Trust

270 Park Avenue

New York, NY 10017

Dear Sirs:

J.P. Morgan Investment Management Inc. (“JPMIM”) hereby agrees to waive fees owed to it or to reimburse each Fund listed on Schedule A through the periods indicated. JPMIM will waive fees or reimburse expenses to the extent total operating expenses exceed the rate of average daily net assets indicated on Schedule A. This expense limitation does not include acquired fund fees and expenses, dividend and interest1 expenses on securities sold short, interest, taxes, expenses related to litigation and potential litigation, and extraordinary expenses not incurred in the ordinary course of each Fund’s business. In addition, each Fund may invest in one or more money market funds advised by JPMIM or its affiliates (“affiliated money market funds”). JPMIM hereby contractually agrees to waive fees and/or reimburse expenses in an amount sufficient to offset the fees and expenses of the affiliated money market funds incurred by each Fund because of such Fund’s investment in such money market funds. This waiver does not apply to each Fund’s investments in affiliated money market funds made with cash received as collateral from securities lending borrowers.

JPMIM understands and intends that each Fund will rely on this agreement in preparing and filing their registration statements on Form N-1A and in accruing each Fund’s expenses for purposes of calculating net asset value and for other purposes, and expressly permits each Fund to do so.

Please acknowledge acceptance on the enclosed copy of this letter.

Very truly yours,

J.P. Morgan Investment Management Inc.

By:	/s/ Brian S. Shlissel
Brian S. Shlissel
Managing Director

Accepted by:

J.P. Morgan Exchange-Traded Fund Trust

By:	/s/ Paul Shield
Paul Shield
Vice President & Assistant Treasurer

[1]	In calculating the interest expense on short sales for purposes of this exclusion, each Fund will recognize all economic elements of interest costs, including premium and discount adjustments.

SCHEDULE A

Fund Name	Expense Cap
JPMorgan Municipal ETF[1]	0.24%

[1]	Expense limitation is in place until at least 10/31/21.